Emeco Holdings Limited

16 October 2007

Exemption File No. 82-35011

07027587

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING SECTION RECEIVED OCT 23 2007 WASH. D.C. 185

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 15 October 2007 – Notice of Change in Interests of Substantial Shareholder under Section 671B – The Capital Group Companies Inc*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

Regards

Nicole Burns
PA to Company Secretary

Encl (1)

Exemption File No. 82-35011

15 October 2007

BY FAX - ORIGINAL IN POST
(61 8 9321 1366)

Emeco Holdings Ltd
Ground Floor, 10 Ord Street
West Perth, Western Australia,
Australia, 6005

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 12 October 2007. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 631,237,586 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Gina Martinez
Compliance Manager

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Emeco Holdings Ltd
ACN/ARSN	

1. Details of substantial holder(1)

Name	The Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

There was a change in the interests of the substantial holder on	12 October 2007
The previous notice was given to the company on	12 September 2007
The previous notice was dated	11 September 2007

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	69,170,445 shares	10.9579%	76,428,618 shares	12.1077%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
12/9/2007 thru 12/10/2007	The Capital Group Companies, Inc.	Acquisition of Shares	Average price of 1.4467 AUD	7,258,173 Ordinary Shares	7,258,173

See Annexure A dated 11 September 2007

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 12 October 2007 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Associate Counsel

sign here ________________

date 15 October 2007

Annexure "A"

This is the Annexure of 2 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 12 October 2007.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Associate Counsel

Emeco Holdings Ltd

12 October 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	6,298,068	
	44003300	485,200	
	44278200	1,052,000	
	44353600	558,000	
	44359800	317,600	
	44800300	38,900	
		8,749,768	
Capital International Limited	43051000	243,966	
	43051300	176,752	
	43051400	35,000	
	43051500	137,000	
	43404700	150,839	
	43404900	53,862	
	43405200	234,493	
	43412500	294,371	
	43415000	155,405	
	43417700	920,707	
	43418300	185,835	
	43418600	182,366	
	43418800	866,392	
	43419100	146,549	
	43419200	14,000	
	43420200	171,338	
	43425200	1,651,698	
	43425300	829,567	
	43425400	273,074	
	43425700	282,473	
	43426200	3,745,381	
	43426300	6,014,839	
	43426400	3,053,449	
	43426800	2,387,205	
	43426900	2,941,331	
	43428600	129,201	
	43433100	34,800	
	43436100	235,508	
	43450500	270,021	
	43451200	253,295	
	43451600	53,614	
	43451700	72,418	
	43455200	175,016	
	43455400	42,506	
	43457100	601,056	
	43463600	97,048	
	43484100	309,300	
	43487600	278,134	
	43487700	248,416	
	43487800	223,146	
	43494200	289,185	
	43558600	604,259	
	43560100	265,857	
	43570400	180,436	
	43574100	79,781	

12 October 2007

Name	Account Number	Number of Shares	% Held
CG Investment Management Company	43574200	253,828	
		29,844,717	
Capital International S.A.	45415100	291,672	
	45415200	40,700	
	45415700	507,294	
	45420100	125,000	
	45426000	3,353,068	
	45464300	87,900	
	45508100	143,554	
	45590400	210,329	
		4,759,517	
Capital International, Inc.	46343400	146,600	
	46364700	55,400	
	46422100	327,235	
		529,235	
Capital Research and Management Company	11000035	29,735,381	
	11000075	2,810,000	
		32,545,381	
GRAND TOTAL		**76,428,618**	**12.11%**

Emeco Holdings Ltd
12 October 2007

<u>Nominee Name</u>

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

43419200		14,000
43436100		235,508
	Total Shares:	249,508

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

43428600		129,201
43451200		253,295
	Total Shares:	382,496

Australia & New Zealand Banking Grp Ltd
35, Elisabeth Street
PO Box 2842AA
Melbourne VIC 3000

43404900		53,862
45420100		125,000
	Total Shares:	178,862

Bank of New York Nominees
Bank of New York
3 Birchin Lane
London EC3V 9BY

43404700		150,839
	Total Shares:	150,839

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

43415000		155,405
43418300		185,835
45415700		507,294
	Total Shares:	848,534

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

43051000		243,966
43484100		309,300
44000600		6,298,068
44003300		485,200
46422100		327,235
	Total Shares:	7,663,769

Nominee List

Emeco Holdings Ltd
12 October 2007

Nominee Name		
43051300		176,752
43051400		35,000
43051500		137,000
43405200		234,493
43412500		294,371
43418600		182,366
43425300		829,567
43426200		3,745,381
43433100		34,800
45415100		291,672
45508100		143,554
46364700		55,400
	Total Shares:	6,160,356

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000035		29,735,381
11000075		2,810,000
43420200		171,338
43425700		282,473
43426400		3,053,449
43450500		270,021
43451700		72,418
43457100		601,056
43463600		97,048
43487600		278,134
43487700		248,416
43487800		223,146
43494200		289,185
43558600		604,259
43574100		79,781
44278200		1,052,000
44353600		558,000
44359800		317,600
44800300		38,900
45415200		40,700
45426000		3,353,068
	Total Shares:	44,176,373

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	16-Oct-2007
Time	09:01:09
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

END

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 30th September, 2007
2.	ISIN	: INE154A01025
3.	Face Value	: Re. 1/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. (NSE) b) Bombay Stock Exchange Ltd. (BSE) c) The Calcutta Stock Exchange Association Ltd. (CSE)

		Number of shares	% of Total Issued Capital
10.	Issued Capital (as on 30th September, 2007)	376,39,43,720	100.00
11.	Listed Capital (Exchange-wise) *(as per Company records)*	376,24,26,815 (NSE)* 376,39,43,720 (BSE) 376,39,43,720 (CSE)**	99.96 (NSE) 100.00 (BSE) 100.00 (CSE)
12.	Held in dematerialised form in CDSL	3,31,55,917	0.88
13.	Held in dematerialised form in NSDL	238,48,35,632	63.36
14.	Physical	134,59,52,171	35.76

* See point 16(i).
** See note below point 17.

15. Total No. of shares (12+13+14) : 376,39,43,720 shares.

Vinod Kothari & Co. Company Secretaries

Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : vinod@vinodkothari.com

16. Reasons for difference if any, between : (10 & 11), (11 & 15)

(i) 15,890 Ordinary Shares of Re. 1/- each (1,589 Ordinary Shares of Rs. 10/- each originally) issued and allotted in the physical form upon amalgamation of erstwhile ITC Hotels Limited with the Company were not listed by NSE as on 30th September, 2007 as these shares are subject matter of legal disputes, etc. Out of the same, NSE has listed 380 Ordinary Shares subsequent to 30th September, 2007.

(ii) 15,01,395 Bonus Shares of Re. 1/- each issued and allotted by the Company in the physical form have not been listed by NSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchanges (Specify Names)
Allotment of shares under the Company's Employee Stock Option Scheme	17,20,940	Applied	NSE BSE CSE*	Yes	Yes	None

* Out of 17,20,940 shares, 8,64,800 shares, which were allotted on 18th September, 2007, were listed by CSE subsequent to 30th September, 2007.

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil

Vinod Kothari & Co. Company Secretaries

1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

22. Name, Telephone & Fax No. of Compliance officer of the Company	: Mr. Arun Bose* 2288-7043(D), 2288-6426/0034 2288-2358 (Fax) * *Compliance Officer for share registration and related activities under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.*
23. Name, Address, Tel. & Fax No., Regn No. of the certifying CA/CS	: M/s Vinod Kothari & Co. Company Secretaries. 1012 Krishna Building 224 A J C Bose Road Kolkata – 700 017 2281-7715/1276, 2281-3742 (Fax) ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.
25. Any other detail that the CA/CS may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.

Place : Kolkata
Date : 15/10/2007

(Vinod Kumar Kothari)
For Vinod Kothari & Co.

ACS No. 4718
COP NO. 1391

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

17th October, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Distribution of Shareholding as on Quarter ended 30th September, 2007

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding as on quarter ended 30th September, 2007 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, www.itcportal.com, and on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

(I)(a) **Statement showing Shareholding Pattern**

Name of the Company : ITC Limited	
Scrip Code : NSE Code - ITC BSE Code - 500875 CSE Code - 10000018	Quarter ended : 30th September, 2007

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(1)	**0**	**0**	**0**	**0.00**	**0.00**
(2)	**Foreign**					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
(B)	**Public shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds / UTI	203	561912517	561634267	15.05	14.93
(b)	Financial Institutions / Banks	174	9324340	8883340	0.25	0.25
(c)	Central Government / State Government(s)	1	700840	700840	0.02	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	19	847548318	842168763	22.69	22.52
(f)	Foreign Institutional Investors	408	510181195	509973580	13.66	13.55
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (B)(1)	**805**	**1929667210**	**1923360790**	**51.67**	**51.27**

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(2)	**Non-Institutions**					
(a)	Bodies Corporate	3907	78083773	77000718	2.09	2.07
(b)	Individuals -					
	(i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	411920	445253230	329277304	11.93	11.83
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	184	42260399	34599119	1.13	1.12
(c)	Any Other :					
	(i) NRIs / OCBs	5,715	23239465	15093645	0.62	0.62
	(ii) Foreign Companies	8	1210555001	4016951	32.41	32.16
	(iii) Foreign Nationals	6	224620	2500	0.01	0.01
	(iv) Trust	53	1619051	1619051	0.04	0.04
	(v) Clearing Members	672	3695990	3695990	0.10	0.10
	(vi) Clearing House	1	46802	46802	0.00	0.00
	Sub-Total (B)(2)	**422466**	**1804978331**	**465352080**	**48.33**	**47.95**
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**423271**	**3734645541**	**2388712870**	**100.00**	**99.22**
	TOTAL (A) + (B)	**423271**	**3734645541**	**2388712870**	**100.00**	**99.22**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	2	29298179	29278679	-	0.78
	GRAND TOTAL (A) + (B) + (C)	**423273**	**3763943720**	**2417991549**	-	**100.00**

Virginia House ★ 37, J. L. Nehru Road, Kolkata-700071 ★ ITC Limited

(I)(b) **Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil
	Total	**Nil**	**Nil**

(I)(c) **Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	Tobacco Manufacturers (India) Limited	992782440	26.38
2	Life Insurance Corporation of India *(see Note 2)*	505072251	13.42
3	Unit Trust of India *(see Note 2)*	448611804	11.92
4	Myddleton Investment Co. Ltd	162103980	4.31
5	The New India Assurance Company Limited	91556835	2.43
6	General Insurance Corporation of India	75057397	1.99
7	The Oriental Insurance Company Limited	73910780	1.96
8	National Insurance Company Limited	68961110	1.83
9	Rothmans International Enterprises Limited	51651630	1.37
10	Europacific Growth Fund	52270000	1.39
	Total	**2521978227**	**67.00**

(I)(d) **Statement showing details of locked-in shares**

Sr. No.	Name of the shareholder	Number of locked-in shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil
	Total	**Nil**	**Nil**

Virginia House * 37, J. L. Nehru Road, Kolkata-700071 * ITC Limited

(II)(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	GDRs	29298179	29298179	0.78
	Total	**29298179**	**29298179**	**0.78**

(II)(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs,etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	Not available *(see Note 3)*	-	-	-
	Total			

Notes:

1 The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).

2 The number of shares held by Life Insurance Corporation of India and Unit Trust of India as shown in the statement under 'Public and holding more than 1% of the total number of shares' excludes their respective Mutual Fund holdings.

3 The Company's Depository for the GDRs, Citibank N.A. New York, NY ADR Department, has advised that they are not privy to beneficial owner information and therefore cannot provide the individual holdings of GDR Holders.

Virginia House ★ 37 J.L. Nehru Road, Kolkata-700071 ★ ITC Limited

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

17th October, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 17th October, 2007 has issued and allotted 6,53,080 Ordinary Shares of Re.1/- each, upon exercise of 65,308 Options by Optionees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 17th October, 2007, the Issued and Subscribed Share Capital of the Company stands increased to Rs.376,45,96,800/- divided into 376,45,96,800 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

16th October, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that a Meeting of the Board of Directors of the Company has been convened for Friday, the 26th October, 2007, *inter alia,* to consider and approve the unaudited financial results of the Company for the Quarter and Half-Year ended 30th September, 2007.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Shop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

Society de la Bouse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

NOO & 1st Copy

cc: Mr. Julian Hoffman - For submission to Luxembourg Stock Exchange.
Banque Generale du
Luxembourg S.A.
50 Av. J.F. Kennedy
L-2951 Luxembourg

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

16th October, 2007

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
The National Stock Exchange of
India Limited
Exchange Plaza, Bandra-Kurla
Complex, Bandra (E)
Mumbai - 400 051

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 16th October, 2007 from M/s. Vinod Kothari & Co., practising Company Secretaries, in respect of issuance/delivery of Share Certificates lodged with the Company for transfer, sub-division, consolidation, renewal etc. during the half year ended 30th September, 2007.

Yours faithfully,
ITC Limited

(**Arun Bose**)
Assistant Secretary

Encl : As above.

Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : vinod@vinodkothari.com

TO WHOMSOEVER IT MAY CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of **ITC Limited** for the purpose of issuing this certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and hereby certify that the Company has dispatched, during the half year ended 30th September, 2007:

(a) All certificates of shares within one month from the date of lodgement of valid and complete transfer documents unless the Company has been precluded from doing so by an order of a competent authority or a notice issued by the transferor/investor.

(b) All certificates of shares issued on sub-division, consolidation, renewal and exchange of certificates within one month from the date of lodgement of the same with the Company.

Place: Kolkata
Date: 16.10.2007

Signature

(Vinod Kumar Kothari)
Vinod Kothari & Company
Company Secretaries

ACS NO.4718
COP NO.1391

END